UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

September 30, 2019

We hereby inform as a Relevant Information Communication that today Viva GYM S.A. - subsidiary of Grupo Graña y Montero - filed a lawsuit against the Ministry of Housing, Construction and Sanitation (the “Ministry”) and Fondo Mivivienda S.A. (the "Fund") within the framework of the development and execution of the project called "Ciudad La Alameda de Ancon" (the "Project").

Viva GYM S.A. decided to initiate legal actions because despite repeated commitments assumed by SEDAPAL (an entity attached to the Ministry) and the Ministry during the stage of acquittal of consultations to the bases of the contest and trying to obtain alternative solutions without success, it failed to provide the sewage infrastructure, which is necessary to develop real estate projects.

By the indicated lawsuit, Viva GYM S.A. requests the resolution of the purchase contract subscribed with the Ministry for the acquisition of the land located in Ancon, in which the Project would be developed, and an approximate payment of S/ 116´000,000.00 for price restitution, management fee paid and compensation for damages.

The Project was awarded by Viva GYM S.A. in 2014. It consists of the design, habilitation, promotion, construction and delivery of a minimum of 11,100 homes, commercial and educational areas.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: September 30, 2019